Exhibit 99.2

UTStarcom Holdings Corp. First Quarter 2013 Results NASDAQ: UTSI May 2013 Mr. William Wong, CEO Mr. Robert Pu, CFO 1

Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its media operational support services business, the divestiture of its IPTV equipment business and the Company’s performance in 2012. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate and grow its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. This investor presentation also includes financial guidance and information about the Company previously disclosed during the Company's 2012 earnings conference calls and other filings with the Securities and Exchange Commission. Such guidance and information reflects the Company’s information and expectations as of those dates and this presentation is not intended to confirm or update that information and expectations. 2

3 Earnings Call Agenda 1 A summary of Operating-Progress 2 Update on Shareholder Value Initiatives Overview of First Quarter 2013 Results 2 3 4 Company Outlook Summary of Key Highlights 5

1 Update on Operating Progress 4

The Three Components of Our New Strategy Develop Media Operational Support Services Offering by Creating and Building a TV over IP Services Platform 1 Build Out New Services through a Combination of Internal Development and Strategic Acquisitions 2 Design an Optimal Operating Structure to Maximize the Potential of Business Units 3 5

A Summary of Operating Progress 6 Seeing benefits from changes we have taken to transform the Company. Operating results broadly in line with internal expectations.  Nearly reached operating income breakeven excluding two one-time items.  Made significant progress in lowering operating expenses as planned.  Held overall gross margin relatively stable during this time of transition and repositioning. This is a testament to the strategic plan and the quality of the new management team that is charged with its execution.

iTV Media and aioTV 7 iTV Media Continues to make gains with its successful commercial launch in Thailand through a strategic partnership with national telecommunications provider, TOT. The number of subscribers of iTV Media’s offering in Thailand exceeded 30,000, up from a few thousand from the end of fourth quarter 2012. Further expanded the relationship with iTV Media by extending a $5 million convertible loan to iTV Media. aioTV Received recognition from the Gartner Group who selected aioTV as one of the four vendors essential for all digital media businesses. This is critical recognition that underscores how the market for media consumption is changing and the role that UTStarcom can play in it with partners like aioTV.

Asset Disposals 8 Asset Disposals Continued divesting non-strategic assets in the first quarter.  Dispose the Next Generation Network (NGN), specifically the mSwitch product related assets in March 2013.  Disposal of the DOCSIS-EOC related assets in April 2013. Both disposals support overall strategy of focusing on high margin media services and broadband products while maintaining vigorous cost controls.

2 Update on Shareholder Value Initiatives 9

 Concluded several important initiatives to enhance shareholder value as part of the Company’s longstanding commitment to shareholders. In January 2013 completed a cash tender offer to repurchase 25,000,000 outstanding shares at $1.20 per share -- approximately 30% premium to the price of the stock at the time the tender was announced. Completed a three-to-one reverse share split that took effect in March 2013. $20 million share repurchase program extended to August 2013. Returning Cash to Shareholders 10

3 Overview of First Quarter 2013 Results 11

12 Summary Overview First quarter revenue, gross profit and gross margin are stable on sequential basis. Started to benefit from aggressive and focused cost reduction efforts as demonstrated by the significant decrease in Opex in Q1 2013. Will continue to monitor Opex and find ways to improve our cost structure. Continue to maintain a strong balance sheet with cash of approximately $136 million and no debt. Key Financial Highlights

Non-GAAP Total Revenue  Non-GAAP total revenues for the first quarter of 2013 were $36.7 million, a decrease of 6.9% year-over-year from $39.4 million for the corresponding period of 2012. US$(mm) 13 US$(mm) 50 45 40 35 30 25 20 15 10 5 0 Q1 2012 Q1 2013 39.4 36.7

Non-GAAP Gross Profit Non-GAAP gross profit was $11.7 million for the first quarter of 2013, compared to $15.1 million for the corresponding period of 2012. US$(mm) 14 20 15 10 5 - Q1 2012 Q1 2013 15.1 11.7

Non-GAAP Gross Margin Non-GAAP gross margin was 31.8% for the first quarter of 2013, compared to 38.3% for the corresponding period of 2012. 15 40.0% 35.0% 30.0% 25.0% 20.0% 15.0% 10.0% Q1 2012 Q1 2013 38.3% 31.8%

US$ (mm) Non-GAAP Operating Expenses 16 Non-GAAP operating expenses were $15.4 million, a decrease of 8.6% year-over-year, from $16.8 million for the corresponding period in 2012.  Loss on divestiture  Leasehold Improvement  OPEX 20 15 10 5 0 Q1 2012 Q1 2013 16.8 15.4 3.0 1.0 11.4

Non-GAAP Operating Result and Net Loss US$ (mm) 17 Non-GAAP Operating Income/Loss Comparison Non-GAAP Net Income/Loss Comparison US$ (mm) 4 2 0 -2 -4 -6 Q1 2012 Q1 2013 -1.8 -3.7 -1.5 -2.1 -2.0 -5.0 Impact from iTV US$(mm)

 Cash balance of $136.0 million in cash, cash equivalents and short-term investment Zero debt Q1 2013 Cash Position Cash Distribution by Currency Cash Distribution by Region 18 Japan 23.6% Other 4.0% US31.1% China 33.9% India 7.4% JPY 9.8% TWD 2.0% INR 7.4% Other 1.2% USD 54.9% RMB 24.7%

Quarterly net cash used by operating activities was $4.7million. Cash used by investing activities was approximately $5.8 million as we continued to invest in iTV Media. Cash used from financing activities was approximately $30.7 million.  Completed a $30 million tender offer in Q1 2013. Non-GAAP Cash Flow Analysis 19

4 Company Outlook 20

21  2013 will be a year of investment and continued transition.  Reiterating expectation for 2013:  Expect to achieve a degree of incremental improvement in overall financial performance versus 2012.  Revenue will be below last year as the top line is in transition.  Will focus on holding margins relatively stable by maintaining a similar product mix to 2012 as well as making additional progress with lowering operating expenses. * Current outlook is based on constant currency rates versus 2012. The depreciation of the Japanese Yen against the U.S. dollar may have a negative impact on the Company’s gross profit and gross margin, as sales generated in Japan has accounted for an increasing portion of the Company’s total revenues. Company Outlook Near-Term Outlook Longer-Term Outlook New strategy expected to result in more predictable and recurring revenue stream, stronger financial results, and higher rates of growth beginning in 2014. Anticipate profit from new TV over IP services to become major contributor by 2015. Overall gross margin of new TV over IP services expected to reach more than 50% by 2015.

5 Summary of Key Highlights 22

23 Summary of Key Highlights Took several steps to maintain momentum in transitioning to a refined business and operating model. Strengthened our relationship with iTV Media Continued shedding non-strategic assets by disposing the NGN and EOC businesses.  Made progress operationally and financially. Holding margins steady during a time of transition and made significant progress in significantly lowering operating expenses. Completed and extended significant value-enhancing financial tractions to reward our long-term shareholders. $30 million cash tender offer three-to-one reverse share split $20 million share repurchase August 2013

Investor Relations Contacts 24 UTStarcom, Investor Realitions Jing Ou-Yang Tel: + 86-10-8520-5153 Email: jouyang@utstar@utstar.com FTI Consulting, Inc. May shen (Beijing) Tel: +86-10-8591-1951 Email: May.shen@fticonsulting.com Daniel Delre (hong kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Rob Dougherty (san francisco) Tel: +415-293-4427 Email: Rob.Dougherty@fticonsulting.com